Exhibit 99.56

Protech Home Medical Reports Record Third Quarter Fiscal 2020 Financial Results

Run-Rate Revenue Reaches $100 Million

Posts Revenue Growth of 28% and Adjusted EBITDA Growth of 47%

CINCINNATI, Ohio – August 17, 2020 – Protech Home Medical Corp. (“Protech” or the “Company”) (TSXV: PTQ) (OTCQX: PTQQF), a U.S. based leader in the home medical equipment industry, focused on end-to-end respiratory care, today announced its third quarter fiscal 2020 financial results and operational highlights for the period ended June 30, 2020.

Protech will host its Quarterly Earnings Conference Call on Tuesday, August 18, 2020 at 10:00 a.m. (EDT). The dial-in number is 1 (800) 319-4610 or 1 (604) 638-5340. The live audio webcast can be found on the investor section of the Company’s website through the following link: https://protechhomemedical.com/conference_calls

Financial Highlights:

▪	Revenue for Q3 2020 was $25.9 million compared to $20.2 million for Q3 2019, representing a 28% increase in revenue year-over-year and a 7% increase quarter over quarter; most of which was organic.

▪	Run-rate revenue reaches previously stated goal of $100 million prior to year-end.

▪	Adjusted EBITDA for Q3 2020 was $5.5 million (21.4% margin), compared to $3.8 million (18.7% margin) for Q3 2019, representing a 47% increase year-over-year.

▪	Gross margin in Q3 2020 was 71%, up from 70% in Q3 2019, as a result of continued margin enhancement efforts, including patient intake and distribution optimization.

▪	Gross profit for Q3 2020 was $18.4 million as compared to $14.1 million for Q3 2019.

▪	Cash flow from operations was $19.4 million for the nine months ended June 30, 2020 compared to $(1.7) million for the nine months ended June 30, 2019.

▪	On June 29, 2020, the Company completed a “bought deal” equity financing, a concurrent brokered private placement, and a non-brokered private placement to the Company’s Chief Executive Officer and an Independent Director of the Company, for total gross proceeds of $31.8 million.

▪	At June 30, 2020, the Company had cash on hand of $44.7 million, compared to $4.2 million as at June 30, 2019.

Operational Highlights:

▪	The Company’s customer base increased 18% year-over-year from 31,306 unique patients served in Q3 2019 to 37,128 unique patients in Q3 2020.

▪	Through the Company’s continued use of technology and centralized intake processes, respiratory resupply set-ups and/or deliveries increased to 14,436 for the three months ended June 30, 2020, compared to 11,034 for the same period ended June 30, 2019, an increase of 31%.

▪	The number of equipment set-ups increased to 57,551 in the quarter ended June 30, 2020 from 52,007 in the quarter ended June 30, 2019, an increase of 11%.

▪	During the second half of Q3 2020, the Company’s sleep business increased as stay-at-home orders were lifted across the U.S. states the Company operates and the Company expects this to continue to increase.

▪	Strong demand continued for the Company’s respiratory equipment, such as Ventilators, and Oxygen Concentrators, as well as the CPAP resupply and other supplies business.

▪	The Company continues to expand its sales reach across ten U.S. states by the addition of experienced sales personnel.

Subsequent Events to the three months ended June 30, 2020:

▪	Completed DTC Eligibility for the Company’s common shares (including those traded on OTCQX) as announced on August 10, 2020.

o	DTC is a subsidiary of the Depository Trust & Clearing Corporation, a U.S. company that manages the electronic clearing and settlement of publicly traded companies.

o	DTC eligibility is expected to create a seamless process of trading and enhance liquidity of the Company's common shares in the U.S. over time.

o	The ability to have Protech’s shares electronically cleared and settled in the U.S. is far more convenient and reduces the costs incurred in trading the Company’s shares.

o	With Protech’s shares now having the ability to be traded electronically, existing investors are expected to benefit from greater liquidity over time and increased execution speeds, while new investors are expected to be far less restricted from participating in trading Protech’s shares.

▪	Executed a non-binding letter of intent to acquire a private respiratory care company in the Midwestern U.S. as announced on August 11, 2020 with the following attributes:

o	Unaudited trailing 12-month annual revenues of approximately $5 million, positive adjusted EBITDA, and positive net income.

o	Enhances the Company’s presence in the Midwest, including adding a new market, and will increase the Company’s active patient count by over 3,000.

o	The target company focuses on all aspects of home respiratory equipment with a detailed focus on PAP, PAP resupply and non-invasive therapy with a large ALS and COPD patient base.

o	The target company has a high acuity respiratory program providing non-invasive ventilation in a 90-mile radius. This program makes up just over a third of the target’s overall revenue and is also the fastest growing segment of the business.

o	Excellent diversification amongst referral sources, with no more than once source contributing 10%, and a very strong and diversified payor base, with minimal Medicare exposure.

o	Closing of the acquisition is subject to final due diligence, final negotiation and execution of a definitive purchase agreement and all necessary approvals.

COVID-19 Update:

▪	Protech qualified as an essential business pursuant to the policies of the U.S. government and has operated at full efficiencies during the COVID-19 pandemic serving over 85,000 active patients with exceptional service while managing increased demand from over 17,000 referring physicians.

▪	The Company continues to ensure the health and safety of its employees by providing them with the appropriate personal protective equipment for patient-facing employees.

▪	The Company’s supply chain for critical equipment has remained strong and the Company has ensured its inventory levels are aligned with the increased demand for certain respiratory related products, and the Company is well prepared in the event of a second wave of the virus.

Management Commentary:

“The third quarter of 2020 was full of milestones for Protech, and I am so proud of the entire team for their extraordinary dedication to demand operational excellence across the entire organization, in the midst of the challenges felt from the COVID-19 pandemic. Our third quarter results showcase the continued strength and robust nature of our business model, and I could not be more excited for the future,” said CEO and Chairman Greg Crawford. “The acceleration of the need for in-home healthcare solutions is being felt across the industry, and powerful tailwinds continue to be felt at our front door. With the strongest balance sheet in our history, we are poised to take advantage of opportunities to significantly scale our business. We believe this pandemic has underscored the importance of our mission, which is to be a dynamic home healthcare provider, focused on end-to-end respiratory care, providing the communities in which we serve incredible high-touch service, education, and easy access to the extraordinary care the company provides.

In addition to our operational excellence, we are also very pleased to have concluded an oversubscribed offering and our Independent Director, Mark Greenberg, and I are excited to have participated alongside our fellow shareholders, underscoring our confidence in the future of Protech. Furthermore, I am very delighted to report that we have reached an important milestone of $100 million in run-rate revenue, ahead of our initial timing expectations, whilst at the same time delivering record Adjusted EBITDA margins. We are also confident that our planned acquisition of a profitable Midwest based respiratory care company, which we recently announced, will assist us to further penetrate existing markets in the Midwest as well as open a new market to us, and we will continue to be laser focused on growing our system. I’d like to once again thank the entire Protech team for their hard work each and every day as well as our stakeholders for all of their continued support.”

Chief Financial Officer, Hardik Mehta added, “We are excited to see our top-line growth continue to accelerate, with revenue growing at 28% year-over-year and 7% sequentially. Moreover, our Adjusted EBITDA margin has breached the 21% level and we remain confident in this trend continuing. On the acquisition front, our pipeline is very robust, with some potential opportunities having larger revenue bases than our previous typical acquisition size. With our significantly enhanced balance sheet, continued margin expansion and improving cash flows, we are in a position to be very aggressive in the event the right acquisition, at the right consideration, presents itself. As always, we will remain prudent as it relates to our acquisition approach and will focus on building long-term shareholder value.”

The financial statements of the Company for the three and six months ended June 30, 2020 and 2019 and accompanying Management Discussion & Analysis (MD&A) are available at www.sedar.com.

ABOUT PROTECH HOME MEDICAL CORP.

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services and making life easier for the patient.

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking information" as such term is defined in applicable Canadian securities legislation. The words "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions as they relate to the Company, including: the Company expecting its sleep business to continue to increase; the Company’s anticipated effects of DTC eligibility; the Company being confident that proposed acquisition of the Midwest based respiratory care company will assist the Company to further penetrate existing markets in the Midwest as well as open a new market to the Company; and the Company being confident that it will continue the trend of increasing its Adjusted EBITDA margin; are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions, including, without limitation: the Company successfully identifying, negotiating and completing one or more acquisitions, including conditions precedent for such acquisitions being satisfied; and current financial trends remaining at or above current levels in respect of anticipations for Adjusted EBITDA margin. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: credit; market (including equity, commodity, foreign exchange and interest rate); liquidity; operational (including technology and infrastructure); reputational; insurance; strategic; regulatory; legal; environmental; capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the U.S.; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

Unless otherwise specified, all dollar amounts in this press release are expressed in Canadian dollars.

Non-GAAP Measures

This press release refers to “Adjusted EBITDA” which is a non-GAAP and non-IFRS financial measure that does not have a standardized meaning prescribed by GAAP or IFRS. The Company’s presentation of this financial measure may not be comparable to similarly titled measures used by other companies. This financial measure is intended to provide additional information to investors concerning the Company’s performance. Adjusted EBITDA is defined as EBITDA excluding stock-based compensation. Adjusted EBITDA is a Non-IFRS measure the Company uses as an indicator of financial health and excludes several items which may be useful in the consideration of the financial condition of the Company, including interest expense, income taxes, depreciation, amortization, stock-based compensation, goodwill impairment and change in fair value of debentures and financial derivatives. The following table shows our Non-IFRS measure (Adjusted EBITDA) reconciled to our net income for the indicated periods:

	Three months ended June 30, 2020	Three months ended June 30, 2019	Nine months ended June 30, 2020	Nine months ended June 30, 2019
Net income (loss) from continuing operations	$(3,731)	$(12,564)	$(3,432)	$(13,542)
Add back:
Depreciation and amortization	5,188	3,377	14,640	9,699
Interest expense, net	651	944	1,875	2,105
Change in fair value of debentures and derivative	3,314	(161)	1,500	(133)
Loss on extinguishment of debt	-	1,107	-	1,107
Provision for income taxes	49	29	93	134
EBITDA	5,451	(7,268)	14,676	(630)
Stock-based compensation	73	446	207	1,337
Loss from cyber incident	-	9,184	-	9,184
Acquisition-related costs	-	1,401	-	1,401
Adjusted EBITDA	$5,544	$3,763	$14,883	$11,292

Management uses this non- IFRS measure as a key metric in the evaluation of the Company’s performance and the consolidated financial results. The Company believes this non- IFRS measure is useful to investors in their assessment of the operating performance and the valuation of the Company. In addition, this non- IFRS measure addresses questions the Company routinely receives from analysts and investors and, in order to assure that all investors have access to similar data, the Company has determined that it is appropriate to make this data available to all investors. However, non- IFRS financial measures are not prepared in accordance with IFRS, and the information is not necessarily comparable to other companies and should be considered as a supplement to, not a substitute for, or superior to, the corresponding measures calculated in accordance with IFRS.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please visit our website at www.protechhomemedical.com, or contact:

Cole Stevens

VP of Corporate Development

Protech Home Medical Corp.

859-300-6455

cole.stevens@myphm.com

Gregory Crawford

Chief Executive Officer

Protech Home Medical Corp.

859-300-6455

investorinfo@myphm.com